Filed Pursuant to Rule 253(g)(2)
File No. 024-11313

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 1 DATED DECEMBER 18, 2020
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated November 27, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 30, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Senior Mortgage Loan - SC GROUP 6845 FIGUEROA, LLC

Senior Mortgage Loan - SGGP 1300 Douglas, LLC

On August 4, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,250,000 (the “Stradella Court - La Prada Senior Loan”). The borrower, SC GROUP 6845 FIGUEROA, LLC, a Delaware limited liability company (“Stradella Court – La Prada”), used the loan proceeds to purchase two (2) single family homes on 18,392 square feet of land at 6026 & 6030 East La Prada, Los Angeles, CA 90042 (the “Stradella Court - La Prada Property”), and planned to obtain approval of all entitlements for twelve (12) small lot homes.  Details of the acquisition can be found here.

On November 20, 2017, we acquired from Fundrise Lending a first mortgage loan with a maximum principal balance of $2,923,350 (the “Stradella Court - Douglas Senior Loan”). The borrower, SGGP 1300 Douglas, LLC, a Delaware limited liability company (“Stradella Court – Douglas”), used the loan proceeds to purchase approximately 15,000 square feet of land at 1316 and 1320 Douglas Street Los Angeles, CA 90026 (the “Stradella Court - Douglas Property”), and planned to obtain approval of all entitlements for ten (10) small lot homes. Details of the acquisition can be found here.

Both projects progressed through the first phase of entitlements for small lot home (SLO) development in Los Angeles, CA with relatively little challenge from the city or neighborhood.  The Borrowers achieved a new tentative tract map on each site within the original term of the loan, but the loans had mechanisms for extra time if Borrowers needed it to complete the entitlements or sale/refinance to pay back the loan.  The Borrowers successfully entitled the sites without the need for the extra time, but failed to dispose or refinance the properties and pay back the investment, or find alternative financing to take us out.  We allowed extra time beyond the maturity date for the Borrowers to pay back both loans, but the Borrowers failed to do so. After discussion with the Borrowers, they agreed to transfer title of the properties to us through deeds in lieu of foreclosure. The transfers occurred on December 15, 2020.

The Stradella Court – La Prada Property is located along La Prada Street, half a mile north of York Boulevard, in the Highland Park community in the Northeastern District of the city of Los Angeles. The Northeastern District includes all incorporated portions of the city of Los Angeles bordered by the Long Beach (710) Freeway on the east, the Ventura (134) Freeway on the north, the Golden State (5) Freeway on the west, and the San Bernardino (10) Freeway on the south. Downtown Los Angeles is located six miles southwest.

The Stradella Court – Douglas Property is located in the Silver Lake-Echo Park-Elysian Valley Community Plan Area, located north of Downtown Los Angeles. The Community Plan Area totals approximately 7 square miles and is also bordered by the Hollywood and Wilshire Community Plan Areas to the west, Westlake Community Plan Area to the southwest, Central City North Community Plan Area to the south and the Northeast Community Plan Area to the north and east. This community is predominantly a residential area, with approximately 42% of the land designated for residential use.